July 12, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          China Growth Corporation
Amendment No. 3 to Form 8-K
Filed June 6, 2011
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010
Filed June 6, 2011
File No. 000-52339

Dear Mr. Reynolds:

We hereby submit the responses of China Growth Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 17, 2011, to Mingzhuo Tan of the Company in regard to the above-referenced Current Report on Form 8-K filed on December 21, 2010 (the “Original Form 8-K”), the amendment No.3 to the Original Form 8-K and the Annual Report on Form 10-K filed on April June 6, 2011(the “Original Form 10-K”), and the amendment No.1 to the Original Form 10-K.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 4 to the Original Form 8-K (the “Form 8-K Amendment No. 4”, and Amendment No.2 to the Original Form 10-K (the “Form 10-K Amendment No. 2”) both filed with the Securities and Exchange Commission on July  12, 2011.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Form 8-K and the Original Form 10-K, as amended by the Amendment.

Amendment No. 3 to Form 8-K filed June 6, 2011

General

1.
We note your response to our previous comment number 4.  In addition we note on page 9 of your amended 8-K that your HAC powder is the core ingredient of your water purifying agent.  Please explain to us how your production cost per ton for your HAC powder is greater than the production cost per ton of your water purifying agent given that your HAC powder is the core ingredient of your water purifying agent.

Company Response:  With HAC powder being the core ingredient, our water purifying agent contains other ingredients, such as water, hydrochloric acid, and other chemicals. As such, one ton of HAC powder can be used to produce approximately 5 tons of water purifying agent. Therefore, the production cost per ton of our HAC powder is greater than the production cost per ton of our water purifying agent.

2.
We note your response to our previous comment number 5.  Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of selected metal(s)/ or salable material.  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility.  Mineralized material should only be reported as an “in place” tonnage and grade, and should not be disclosed as units of product.  As supplemental information and not as part of your filing, please submit your technical documentation for each of your four mines that provides the specific details in regards to the work performed to define the mineralized body for each of your mines.  Please provide the requested information translated into English, preferably on a CD and formatted as Adobe PDF files.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Company Response:  We are not able to obtain the technical documentation to provide the specific details in regards to the work performed to define the mineralized body for each of our mines. Accordingly, we removed any references to the continuity, tonnage and grade of our mines from our filings, and included disclosure to clarify that we are not able to provide information of the continuity, tonnage and grade of our mines because we do not possess qualified technical documentation to support the estimates we made. We have also added a risk factor to describe the risks that the company faces because of such lack of information.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 57

3.
We note that your production lead time is approximately three weeks, from the inspection of incoming materials, to production, testing and packaging; and that you need to keep a large supply of raw materials and finished goods inventory on hand to ensure timely delivery your products to your customers.  We further note your disclosure that states you do not need to maintain large amounts of inventory.  Please revise your conflicting disclosures, as necessary.  Also include a discussion of the following in your revised disclosure:

a.
the time that it takes to mine the raw materials used to produce HAC powder and water purification agent and how the extraction time was considered in the assessment of your ability to ensure timely delivery; and

b.
management’s assessment of the Company’s ability to ensure timely delivery of products to customers in the second quarter of 2011 given the minimal raw materials and finished goods inventory of $875,775 and $276,597 at March 31, 2011, respectively, and your net revenue of $12.6 million and $10.2 million for the second quarter ended June 30, 2010 and 2009, respectively.

Company Response: The description that our production lead time is approximately three weeks is incorrect and was included by error. As such, we have revised to include our correct production lead time on page 58 of the Form 10-K Amendment No.2.

We have revised our disclosure to add the discussion of the time that it takes to mine the raw materials used to produce HAC powder and water purification agent and how the extraction time was considered in the assessment of our ability to ensure timely delivery on page 58 of the Form 10-K Amendment No.2.

We have also revised our disclosure on page 58 of the Form 10-K Amendment No.2 to add the discussion of the management’s assessment of the Company’s ability to ensure timely delivery of products to customers in the second quarter of 2011 given the minimal raw materials and finished goods inventory of $875,775 and $276,597 at March 31, 2011, respectively, and our net revenue of $12.6 million and $10.2 million for the second quarter ended June 30, 2010 and 2009, respectively.

Item 9A. Controls and Procedures, page 60

Management’s Annual Report on Internal Control over Financial Reporting, page 61

4.
We note your revised disclosure in response to comment 13 of our letter dated May 6, 2011, including the identification of a material weakness and conclusion that DC&P was ineffective as of December 31, 2010.  We further note that you continue to conclude that your ICFR was effective as of December 31, 2010.  Please tell us how you were able to continue to conclude that your ICFR was effective as of December 31, 2010 given the material weakness you identified, or further revise.  Refer to Item 308(a)(3) of Regulation S-K.

Company Response: We have revised to state that our ICFR was ineffective as of December 31, 2010 on page 61 of the Form 10-K Amendment No.2.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Richard Anslow of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

China Growth Corporation

By: /s/ Mingzhuo Tan
      Name: Mingzhuo Tan
      Title: Chief Executive Officer